TSX:GNG
www.goldengoliath.com

Work on Nopalera Commences

Vancouver, Canada, March 24, 2011 - Golden Goliath Resources Ltd. (TSX.V: GNG) (US: GGTH-F) For immediate release.

Golden Goliath is pleased to announce that it has commenced fieldwork on its 100% owned Nopalera property. The property has been long held within the Company’s Uruachic Camp in the Sierra Madre Mountains of northwestern Mexico. Nopalera was defined several years ago as a porphyry target, which is unique to this part of the world as most mineralization is vein hosted. That is, until the recent discovery of Orisyvo by Fresnillo PLC on the property adjacent to Nopalera (see map link 1). Orisyvo has been described as a porphyry deposit.

Fresnillo PLC is the world’s largest primary silver producer, and as such, provides limited disclosure of its advanced exploration programs. However, what they have disclosed about Orisyvo is:

·

Indicated & inferred resources of 2.7M ounces of gold in oxides and 6.51M ounces of gold in sulphides

·

Disseminated gold values delineated over a 1 x 1.5 km area, and through 400 metres vertical extent, with grades ranging 0.5 to 2.5 g/t gold

·

Permitting is in process for an exploration adit to initiate underground exploration in 1H 2011

·

Pilot plant to be established in 2011

·

Additional resources identified with an updated scoping study expected early in 2012

The Fresnillo claims that host the Orisyvo deposit border Golden Goliath’s Nopalera claim on its eastern edge. The proximity of Orisyvo and a similar geological model has management very excited on the potential of Nopalera (see map link 2)

The significance of Fresnillo’s discovery and the potential for the district has not gone unnoticed by some of the majors. Peñoles, the second largest Mexican mining company behind Fresnillo, has now staked claims that completely surround our Uruachic Camp. Agnico-Eagle Mines has optioned a portion of our Uruachic Camp and is one of our major shareholders. This makes the area an important new emerging gold district with world class gold deposit potential, three major mining companies actively involved and Golden Goliath holding a substantial land position in the heart of it.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Golden Goliath Claims

- Within Uruachic Camp
  - San Timoteo
  - **Las Bolas-**
    Bulk disseminated & High-grade Vein Deposit
  - **Nopalera-**
    Gold-rich porphyry Target
  - Reforma
  - Oteros
  - Nueva Union
- Outside Uruachic Camp
  - Chamizal
  - La Cruz

Penoles
Las Bolas/ Agnico-Eagle JV
San Timoteo
Reforma
Nueva Union
Fresnillo PLC
Nopalera
Corona/ Tectonic JV
Orisyvo
La Barranca
Oteros
Rio Oteros
4 km

Golden Goliath RESOURCES LTD
2

Nopalera Exploration in Progress

Road
Historical Workings
Mineralized Trends
Silicified Structures
Fault
Porphyry Centre with Argillic caps
Trend La Nopalera Norte
Trend La Quemada
Trend La Nopalera Este
Trend La Nopalera
Trend Pavo Real
Trend San Jose
Trend Flor del Trigo
N
500 m

Golden Goliath RESOURCES LTD